Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Quarter Ended March 30, 2012
	($ in millions)
Earnings:
Income before income taxes	$309
Less: Net income attributable to noncontrolling interests	(2)

Income before income taxes after noncontrolling interests	$307
Add:
Interest expense	50
Amortization of debt expense	2
Interest component of rent expense	14

Earnings	$373

Fixed charges:
Interest expense	50
Amortization of debt expense	2
Interest component of rent expense	14

Fixed charges	$66

Ratio of earnings to fixed charges	5.7	x